UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)
                             (Amendment No. 1)

                  Under the Securities Exchange Act of 1934

                           RESPONSE ONCOLOGY, INC.
                              (Name of Issuer)

                         Common Stock $.01 Par Value
                       (Title of Class of Securities)

                                 761232-107
                               (CUSIP Number)

                  William D. Grant, One Ward Parkway, Suite 130,
                      Kansas City, MO  64112, (816) 931-9800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 12/08/97
            (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. ______


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
__________________________________________________________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP Number 761232-107

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          William D. Grant
          ###-##-####

(2)     Check the Appropriate Box                      (a)______
          if a Member of a Group*                      (b)______

(3)     SEC Use Only

(4)     Source of funds*
          PF (note 1)

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)     ______

(6)      Citizenship or Place of Organization
           United States

           Number of Shares              (7)     Sole Voting Power
           beneficially Owned                    818,306
           by Each Reporting
           Person With                   (8)     Shared Voting Power
                                                 177,271

                                         (9)     Sole Dispositive Power
                                                 818,306

                                        (10)     Shared Dispositive Power
                                                 177,271

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         995,577

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*     _____
(13)     Percent of Class Represented by Amount in  Row (11)
         8.3%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!

-------------------------------------------------------------------------
Note 1 - No funds were expended. All shares beneficially owned were distributed as a dividend by Seafield Capital Corporation (now named "Lab Holdings, Inc.").





This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Response Oncology, Inc., a Tennessee corporation ("Response"), whose principal executive offices are located at 1775 Moriah Woods Boulevard, Memphis, Tennessee 38117. Amendment No. 1 amends an original report (the "Original Report") on Schedule 13D respecting an acquisition of shares of Response Common Stock on July 25, 1997.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Report.

Item 3. Source and Amount of Funds or Other Consideration. -- Add the following:

The aggregate sales price of the shares of Response Common Stock previously reported by the Reporting Person, which have subsequently been sold, is $3,329,134.

Item 4.     Purpose of the Transaction. -- Add the following:

The sales reported in this Amendment No. 1 reflect a strategy adopted by several family trusts with respect to which the Reporting Person has certain investment and voting powers; this strategy is to sell all shares of Response Common Stock held by such trusts, over a several month period of time. Follwing the sales herein reported, said trusts have remaining holdings aggregating 336,933 shares. The aforementioned strategy does not relate to the 658,644 shares owned directly by the Reporting Person and his wife.

Item 5.     Interest in Securities of the Issuer. -- Add the following:

           (a) and (b)

William D. Grant beneficially owned 995,577 shares of Response Common
Stock at December 31, 1997.   Mr. Grant has sole power to vote and
dispose of 818,306 of such shares and shares voting and dispositive powers as to 177,271 of such shares. The number of shares beneficially owned by William D. Grant at December 31, 1997 constitutes approximately 8.3% of Response's outstanding Common Stock; all of such shares were acquired pursuant to the Distribution described in the Original Report. This percentage does not reflect shares subject to issue upon the exercise of stock options or the conversion of any convertible securities of Response.

Because the administration of the family trusts referred to above is carried out by UMB Bank, N.A., Kansas City, Missouri and there is a time lag between the execution of sales by said bank and the receipt of information with respect thereto by the Reporting Person, the number of shares of Response Common Stock beneficially owned by the Reporting Person on the date hereof may differ from the number(s) indicated above.

(c)

The table below set forth information with respect to sales of Response Common Stock previously reported as being beneficially owned by the Reporting Person. All sales were by one or more of the family trusts referred to above. In each case the transactions took place in the NASDAQ Stock Market.

  Date             Sold       Price Per Share
---------        --------     ---------------
10/02/97          35,400          $ 9.432
10/03/97          22,600          $ 9.375
10/06/97           2,000          $ 9.375
10/09/97           8,550          $ 8.688
10/10/97           2,500          $ 8.75
10/13/97          21,613          $ 8.762
10/14/97          15,000          $ 8.625
10/15/97           5,000          $ 8.563
10/15/97          33,275          $ 8.875
11/03/97          13,150          $ 9.976
11/07/97           2,500          $ 9.75
11/10/97           3,875          $ 9.75
11/11/97           2,500          $ 9.75
11/17/97          20,300          $ 9.25
11/18/97           5,000          $ 9.125
11/20/97          34,875          $ 8.973
11/24/97          15,094          $ 9.328
12/02/97          30,025          $ 9.875
12/03/97          26,400          $ 9.875
12/04/97          10,000          $ 9.625
12/05/97          29,100          $ 9.625
12/08/97          18,000          $ 9.625

(d)

Other persons have the right to receive dividends on 270,154 shares of Response Common Stock beneficially owned by William D. Grant. None of them has such interest in more than 5% of the described class of securities.

(e)

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    /s/  W. D. Grant
   ------------------
    William D. Grant


Date:  January 9, 1998